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SECURIT[IES AND EXCHANGE COMM]ISSION
Washing[ton]

04004100

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 8-71

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/03 (MM/DD/YY) AND ENDING 12/31/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Richards, Merrill & Peterson, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

One Skywalk, U.S. Bank Building
(No. and Street)

Spokane, WA 99201
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Tom McDonald 509-624-3174
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Moss Adams LLP
(Name – *if individual, state last, first, middle name*)

601 West Riverside, Suite 1800	Spokane,	WA	99201
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Steve Larson, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Richards, Merrill & Peterson, Inc., as of December 31, 20 03, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

TOM MCDONALD NOTARY My Comm. Expires September 20, 2007 PUBLIC STATE OF WASHINGTON

Signature

President

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of ~~XXXXXXXXXXXXXXXXXX~~ Cash Flows
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- x (O) Independent Auditor's Report on Internal Control

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

RICHARDS, MERRILL & PETERSON, INC.

INDEPENDENT AUDITOR'S REPORT
and
FINANCIAL STATEMENTS

DECEMBER 31, 2003

TABLE OF CONTENTS

MOSS-ADAMS LLP

CERTIFIED PUBLIC ACCOUNTANTS

601 West Riverside, Suite 1800
Spokane, WA 99201-0663

Phone 509.747.2600
Toll Free 1.800.888.4065
FAX 509.624.5129
www.mossadams.com

INDEPENDENT AUDITOR'S REPORT

To the Stockholders and Board of Directors
Richards, Merrill & Peterson, Inc.
Spokane, Washington

We have audited the accompanying statements of financial condition of Richards, Merrill & Peterson, Inc. as of December 31, 2003, and the related statements of operations, changes in stockholder's equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Richards, Merrill & Peterson, Inc. as of December 31, 2003, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental information presented on pages 11 through 14 contained in Schedules I, II, and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is information required by Rule 17a-5 of the Securities and Exchange Commission (SEC). Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Moss Adams LLP

Spokane, Washington
January 16, 2004

RICHARDS, MERRILL & PETERSON, INC.
STATEMENT OF FINANCIAL CONDITION

ASSETS

	December 31, 2003
Cash	$ 997,304
Cash segregated under federal regulations	46,672
Receivable from customers	7,072
Federal income tax receivable	4,255
Secured demand note, collateralized by marketable securities	50,000
Furniture and equipment, at cost, less accumulated depreciation of $218,878	37,895
Other assets	17,796
TOTAL ASSETS	$ 1,160,994

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES	
Payable to customers	$ 115,970
Accounts payable and accrued liabilities	19,036
Dividends and interest payable	1,069
Due to brokers	7,290
Federal income tax, deferred	5,100
	148,465
LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS	50,000
	198,465
STOCKHOLDER'S EQUITY	
Common stock $1 par value; 50,000 shares authorized; 1,155 shares issued and outstanding	1,155
Additional paid-in capital	136,133
Accumulated retained earnings	825,241
	962,529
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$ 1,160,994

See accompanying notes.

	Year Ended December 31, 2003
FEE INCOME	$ 243,929
COMMISSION INCOME	1,821,629
	2,065,558
EXPENSES	
Commissions	1,057,347
Employee compensation	446,467
Occupancy	87,952
Taxes other than income taxes	32,052
Communications	79,568
Interest	5,542
Other operating expenses	335,677
	2,044,605
Income from operations	20,953
OTHER INCOME	
Interest and dividends earned	3,496
Other	4,205
	7,701
Income before income tax	28,654
Income tax expense (benefit):	
Current	5,745
Deferred	(200)
	5,545
NET INCOME	$ 23,109

See accompanying notes.

RICHARDS, MERRILL & PETERSON, INC.
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY

	Common Stock	Additional Paid-In Capital	Retained Earnings	Total
Balance, beginning of year	$ 1,155	$ 136,133	$ 802,132	$ 939,420
Net income	-	-	23,109	23,109
Balance, end of year	**$ 1,155**	**$ 136,133**	**$ 825,241**	**$ 962,529**

See accompanying notes.

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

Subordinated liabilities, January 1, 2003	$	100,000
Amounts repaid pursuant to subordination agreements		(50,000)
Subordinated liabilities, December 31, 2003	$	50,000

See accompanying notes.

	Year Ended December 31, 2003
CASH FLOWS FROM OPERATING ACTIVITIES	
Net income	$ 23,109
Adjustments to reconcile net income to net cash and cash equivalents provided in operating activities:	
Cash segregated under federal regulations	(30,376)
Depreciation	17,981
Change in assets and liabilities	
Receivable from customers	64,910
Dividends and interest receivable	14,221
Federal income tax receivable	30,992
Other assets	(3,187)
Payable to customers	(37,738)
Accounts payable and accrued liabilities	651
Due to brokers	5,717
Federal income tax, deferred	(200)
Net cash provided by operating activities	86,080
CASH FLOWS FROM INVESTING ACTIVITIES	
Purchase of equipment	(11,971)
Net cash used by investing activities	(11,971)
NET CHANGE IN CASH	74,109
Cash, beginning of year	923,195
Cash, end of year	$ 997,304
SUPPLEMENTAL DISCLOSURE OF CASH FLOWS INFORMATION	
Cash paid during the year for:	
Interest	$ 5,542
Income taxes	$ -
NONCASH FINANCING ACTIVITIES	
Reduction in secured demand note and subordinated debt	$ 50,000

See accompanying notes.

Note 1 - Operations and Summary of Significant Accounting Policies

Organization:
Richards, Merrill & Peterson, Inc. (the Company) is a registered broker/dealer engaged primarily in providing brokerage and investment advisory services to clients in Spokane, Washington, and the surrounding area.

The Company is incorporated in the state of Washington and is registered with the Securities and Exchange Commission (SEC). The Company is also a member of the National Association of Securities Dealers, Inc. (NASD).

Summary of significant accounting policies:

- Customers' securities transactions are recorded on a settlement-date basis, generally three business days after trade date for municipal and equity securities and one business day after trade date for U.S. government securities. Related commission income and expenses are recorded on a settlement date basis. As of December 31, 2003, and for the year then ended, the Company's financial condition and results of operations using the settlement date basis are not materially different from recording transactions on a trade date basis.

- Furniture and equipment are stated at cost, less accumulated depreciation. Depreciation is computed by straight-line and accelerated methods over estimated useful lives of 5 to 7 years. Depreciation expense for the year ended December 31, 2003, was $17,981.

- Employees are entitled to paid vacation, sick, and personal days off depending on job classification, length of service, and other factors. These benefits do not carry over and must be used by year end. Accordingly, no provision for such benefits is appropriate in the accompanying financial statements.

- The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Note 2 - Liabilities Subordinated to Claims of General Creditors

Borrowing under subordination agreements at December 31, 2003, was as follows:

Stockholders, interest-bearing at 9.5%, due February 1, 2004	$50,000

The above notes are secured by marketable securities. Interest paid in 2003 was approximately $5,500.

Note 2 - Liabilities Subordinated to Claims of General Creditors (Continued)

The subordinated borrowing is covered by an agreement approved by the National Association of Securities Dealers, Inc., and is thus available in computing net capital under the Securities and Exchange Commission's uniform net capital rule. To the extent that such borrowing is required for the Company's continued compliance with minimum net capital requirements, the amount may not be repaid (see Note 3).

Note 3 - Net Capital Requirement

The Company is subject to the Securities and Exchange Commission's uniform net capital rule (Rule 15c3-1), which requires the maintenance of minimum net capital of $250,000. The SEC also requires that the ratio of aggregate indebtedness to net capital shall not exceed 1,500% (15 to 1). At December 31, 2003, the Company had net capital of $950,646, which was $700,646 in excess of its total Rule 15c3-1 required net capital of $250,000. The Company's ratio of aggregate indebtedness to net capital was 0.096 to 1.

The Company is also subject to the Depository Trust Company and the National Securities Clearing Corporation $500,000 capital requirement. At December 31, 2003, the Company exceeded this requirement by $450,646.

Note 4 - Cash Segregated Under Federal Regulations

Under Rule 15c3-3 of the Securities and Exchange Commission, cash of $46,672 has been segregated in a special reserve bank account for the benefit of customers.

Note 5 - Securities Owned

The Company did not own any securities at December 31, 2003.

Note 6 - Line of Credit

The Company has available a $ 1,000,000 unsecured line of credit from a bank. Borrowings bear interest at the bank's prime rate which averaged 4.12% for 2003. The agreement expires March 31, 2004. No borrowings were outstanding at December 31, 2003.

Note 7 - Defined Contribution 401(k) Plan

The Company sponsors a defined contribution 401(k) plan that covers all employees who regularly work 1,000 hours or more per year. Employees may contribute up to 100% of eligible compensation up to a federally mandated maximum. Employer contributions are discretionary with a minimum contribution of 4% of participants' compensation. For the year ended December 31, 2003, the Company contributed $44,277.

Note 8 - Concentration of Credit Risk

In the normal course of business the Company engages in activities involving the execution and settlement of various securities transactions for the benefit of customers. These activities may expose the Company to credit risk, including off-balance sheet and market risks, in the event a client or counterparty is unable to fulfill its contractual obligation. Volatile or illiquid trading markets may increase such risks. Risk is minimized by Regulation T of the NASD, Rules of Fair Practice.

The Company places its cash with high credit quality institutions. The amount on deposit fluctuates, and frequently exceeds the insured limit by the U.S. Federal Deposit Insurance Corporation, which potentially subjects the Company to credit risk.

Note 9 - Lease Agreement

The Company is leasing office space on a month-to-month basis. Monthly rental beginning January 1, 2004, is $5,606.

Note 10 - Income Taxes

The Company accounts for income taxes in accordance with Statement of Financial Accounting Standards (SFAS) No. 109, *Accounting for Income Taxes.* SFAS No. 109 is an asset and liability approach that requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been recognized in the Company's financial statements or tax return. In estimating future tax consequences, SFAS No. 109 generally considers all expected future events other than enactments of changes in the tax law or rates.

Federal income tax was computed at statutory rates after giving effect to nondeductible items and general business tax credits and contribution carryovers.

The component of income tax expense consist of the following:

Current tax expense	$	5,745
Deferred tax (benefit) expense		(200)
INCOME TAX EXPENSE	$	5,545

Note 10 - Income Taxes (Continued)

The deferred tax liability at December 31, 2003, relates to differences between book and tax depreciation. The components of the net deferred income tax liability in the statement of financial condition are as follows:

Deferred tax liability:	
Depreciation	$ 5,100
NET DEFERRED TAX LIABILITY	$ 5,100

There is no difference between the effective tax rate and the statutory federal tax rate for the year ending December 31, 2003.

Note 11 - NASD Public Disclosure Program

The National Association of Security Dealers, Inc. (NASD) has created the Public Disclosure Program. This program allows investors to learn about the professional background, business practices, and conduct of NASD member firms or its brokers. To request disclosable information under this program, call (800) 289-9000, a toll-free hotline number operated by the NASD, or visit the NASD Regulation website at www.nasdr.com. For additional information concerning this program, NASD has created an investor brochure that can be obtained by calling the hotline number or visiting its website.

SUPPLEMENTAL INFORMATION

SCHEDULE I - COMPUTATION OF NET CAPITAL UNDER SEC RULE 15c3-1

		December 31, 2003
NET CAPITAL		
Total stockholders' equity	$	962,529
Add liabilities subordinated to claims of general creditors allowable in computation of net capital		50,000
Deduct nonallowable assets		61,883
NET CAPITAL	$	950,646
AGGREGATE INDEBTEDNESS		
Total liabilities	$	143,366
Deduct allowable subordinated liabilities		-
Deduct deferred federal income tax		5,100
Deduct adjustments based upon deposits in Special Reserve Bank Account		46,672
TOTAL AGGREGATE INDEBTEDNESS	$	91,594
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT		
Net capital	$	950,646
Minimum net capital required		250,000
CAPITAL IN EXCESS OF MINIMUM REQUIREMENT	$	700,646
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL		9.6%

AGGREGATE INDEBTEDNESS		
Aggregate indebtedness as reported by the company	$	96,694
Net audit adjustment		(5,100)
AGGREGATE INDEBTEDNESS AS COMPUTED ON PAGE 11	$	91,594
NET CAPITAL		
Net capital as reported by the company	$	951,869
Net audit adjustments		(1,223)
NET CAPITAL AS COMPUTED ON PAGE 11	$	950,646

CREDIT BALANCES		
Free credit balances and other credit balances in customers' security accounts	$	115,970
Dividend and interest payable		1,069
Customers' securities failed to receive		7,290
TOTAL CREDITS	$	124,329
DEBIT BALANCES		
Debit balances in customers' cash accounts excluding unsecured accounts and accounts doubtful of collection	$	6,358
RESERVE COMPUTATION		
Excess credits over debts	$	117,971
Required deposit	$	123,870
RECONCILIATION WITH COMPANY'S COMPUTATION INCLUDED IN PART II OF FORM X-17A-5 AS OF DECEMBER 31, 2003		
Excess of credits over debts on Company's Form X-17A-5 Part II	$	117,971
Audit adjustments		-
EXCESS OF CREDITS OVER DEBITS AS SHOWN ABOVE	$	117,971
Amount held on deposit	$	46,672
Amount deposited into account*		85,000
NET AMOUNT IN RESERVE BANK ACCOUNT	$	131,672

*Deposits made on January 2, 2004, and January 7, 2004, in the amounts of $75,000 and $10,000, respectively.

No material differences existed in the reconciliation of the audited computation of 15c3-3 reserve requirement and the broker-dealer's corresponding unaudited Part II.

SCHEDULE III - INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3

1. Customers fully paid securities and excess margin securities not in the respondent's possession or control as of the report date (for which instructions to reduce to possession or control had been issued as of the report date) but for which the required action was not taken by the respondent within the time frames specified under Rule 15c3-3.

Amount	None
Number of items	None

2. Customers fully paid securities and excess margin securities for which instruction to reduce to possession or control had not been issued as of the report date, excluding items arising from temporary lags which result from normal business operations as permitted under Rule 15c3-3.

Amount	None
Number of items	None

MOSS-ADAMS LLP

CERTIFIED PUBLIC ACCOUNTANTS

601 West Riverside, Suite 1800
Spokane, WA 99201-0663

Phone 509.747.2600
Toll Free 1.800.888.4065
FAX 509.624.5129
www.mossadams.com

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL STRUCTURE REQUIRED BY SEC RULE 17a-5

To the Stockholders and Board of Directors
Richards, Merrill & Peterson, Inc.
Spokane, Washington

In planning and performing our audit of the financial statements of Richards, Merrill & Peterson, Inc. (the Company) for the year ended December 31, 2003, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures, that we considered relevant to the objectives stated in rule 17a-5(g) in the following:

1. Making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and the reserve required by rule 15c3-3(e);

2. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by rule 17a-13;

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System; and

4. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by rule 15c3-3.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate. Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2003, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers and is not intended to be and should not be used by anyone other than these specified parties.

Moss Adams LLP

Spokane, Washington
January 16, 2004